BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

October 15, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:	BioDrain Medical, Inc.
Registration Statement – Form S-1 (Registration No. 333-155299)

Ladies and Gentlemen:

BioDrain Medical, Inc.. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-1 to become effective on October 19, 2009 at 9:00 a.m. Washington, D.C. time.

Very truly yours, BIODRAIN MEDICAL, INC.

By:	/s/ Kevin Davidson
Kevin Davidson
Chief Executive Officer